Exhibit 99.1

Ambrx Biopharma Inc. Reports 1H 2022 Financial Results and Provides Corporate Update

- Appointed Kate Hermans as Interim Chief Executive Officer –

SAN DIEGO, Calif., August 29, 2022 – Ambrx Biopharma Inc., or Ambrx, (NYSE: AMAM), a clinical stage biopharmaceutical company using an expanded genetic code technology platform to create Engineered Precision Biologics (EPBs), today provided a corporate update and reported financial results for the first half of 2022.

“I am very grateful for all that Tian accomplished during his tenure leading Ambrx, from spearheading the development of the company’s research and development programs to the transition to a public company last year,” said Kate Hermans, Interim Chief Executive Officer of Ambrx. “While the Board conducts a search for a permanent CEO, we will review the company’s pipeline to focus on Ambrx’s strongest commercial opportunities and further extend our cash runway. Additionally, I would like to congratulate NovoCodex for their recent successful Series B financing and am thankful for the relationship we have built. Our strong partnerships will remain a priority for us. We remain confident in our platform to deliver on the promise of precision medicine and I look forward to having the opportunity to lead Ambrx during this transition.”

1H 2022 and Subsequent Highlights

•

Appointed Kate Hermans as Interim Chief Executive Officer. In August, Ambrx announced the appointment of Kate Hermans as Interim Chief Executive Officer (CEO), replacing Feng Tian, Ph.D. Ms. Hermans has more than two decades of commercial and operational experience in the healthcare industry, previously serving in executive leadership roles at companies including Radius Health, Bristol Myers Squibb and Pfizer. Ambrx’s Board has commenced a search for a permanent CEO. Dr. Tian has agreed to continue with Ambrx in an advisory capacity.

•

Received a “Study May Proceed” letter from the FDA related to an IND application for ARX305. In February, Ambrx announced that the FDA accepted the company’s IND and provided a “Study May Proceed” letter for ARX305 for the treatment of solid and hematological tumors. ARX305 is the third antibody drug conjugate (ADC) developed by Ambrx on its proprietary EPB platform to receive IND clearance. In July, Ambrx’s partner in China, NovoCodex, announced that it had received drug clinical trial approval notice for ARX305 and intends to initiate a Phase 1 trial in China in the second half of 2022.

•

Announced Inclusion of ARX788 in a Quantum Leap’s I-SPY 2.2 Phase 2 Clinical Trial. In April, the company announced the inclusion of ARX788 in Quantum Leap Healthcare Collaborative’s investigational treatment arm in the I-SPY 2.2 TRIAL for the treatment of HER2-positive breast cancer in the neoadjuvant setting. Sponsored by Quantum Leap, I-SPY 2.2 is an adaptive Phase 2 clinical trial that evaluates emerging targeted agents, allowing those agents to either be combined with less toxic chemotherapeutic regimens or to replace cytotoxic chemotherapy entirely. The first patient was dosed with ARX788 in August 2022.

•

Appointed Janice Lu, M.D., Ph.D., as Chief Medical Officer. In May, Janice Lu, M.D., Ph.D., joined Ambrx as its Chief Medical Officer. Dr. Lu is a distinguished clinical professor of medicine who has more than 18 years of experience in leading clinical trials and breast cancer drug development. Dr. Lu, a board-certified medical oncologist, was on the faculty in Hematology and Oncology at UCLA, and most recently served as Clinical Professor of Medicine and Medical Director of the Breast Oncology Program at the USC Keck School of Medicine.

•

Strengthened Board of Directors. In August, Ambrx announced the appointment of Katrin Rupalla, Ph.D. to Chair of the Board of Directors. Since the start of 2022, Ambrx has appointed Paul V. Maier, Janet Loesberg, Pharm.D., Edward Hu and Kate Hermans to its Board.

Financial Highlights

•

Cash and Cash Equivalents and Marketable Securities: Cash and cash equivalents and marketable securities were $129.7 million as of June 30, 2022, of which $64.1 million are marketable securities, compared to $170.1 million in cash and cash equivalents as of December 31, 2021.

•

Revenue: Revenue was $2.9 million for the six months ended June 30, 2022, as compared to $5.1 million for the six months ended June 30, 2021. The decrease was primarily driven by less revenue recognized in connection with our R&D and license agreements, partially offset by increased third party reimbursable charges.

•

Research and development (R&D) expenses: R&D expenses were $32.8 million for the six months ended June 30, 2022, as compared to $22.1 million for the six months ended June 30, 2021. The increase was mainly due to increased costs related to our clinical trial programs, primarily driven by our lead product candidate ARX788, and related manufacturing costs, partially offset by lower stock-based compensation expense.

•

Impairment loss on intangible assets: The loss of $9.7 million for the six months ended June 30, 2022 was driven by the impairment of intangible assets related to assets that were in development with a collaboration partner.

•

General and administrative (G&A) expenses: G&A expenses were $9.4 million for the six months ended June 30, 2022, as compared to $8.4 million for the six months ended June 30, 2021. The increase was mainly attributable to professional services and fees in connection with operating as a public company including directors & officer insurance.

•

Other expenses, net: Other expense, net, for the six months ended June 30, 2022 were $0.9 million, as compared to $3.9 million for the six months ended June 20, 2021. The current period expense is mainly related to fees and interest incurred related to a promissory note settlement and capital reduction related to Ambrx Shanghai.

•	Net loss: Net loss for the six months ended June 30, 2022 was $51.5 million, as compared to $29.0 million for the six months ended June 30, 2021.

About Ambrx Biopharma Inc. (Ambrx)

Ambrx is a clinical stage biopharmaceutical company using an expanded genetic code technology platform to discover and develop Engineered Precision Biologics. These include next generation antibody drug conjugates (ADCs), bispecifics, targeted immuno-oncology therapies, novel cytokines to modulate the immune system, and long-acting therapeutic peptides for metabolic and cardiovascular disease. Ambrx is advancing a robust portfolio of clinical and preclinical programs designed to optimize efficacy, safety and ease of use, in multiple therapeutic areas, including its lead product candidate ARX788. In addition, Ambrx has clinical collaborations with multiple partners, for drug candidates generated using Ambrx technology. For more information, please visit www.ambrx.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements” intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements may be identified by the words “anticipate,” believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “should,” “seek,” “potential” and similar expressions, and include, without limitation, express or implied statements regarding Ambrx’s beliefs and expectations regarding the advancement and potential benefits of its product candidates, clinical development and strategic plans, the results of the strategic review of the company’s pipeline, Ms. Hermans’ anticipated contributions and the timing of program updates and milestones related to its product candidates. Forward-looking statements are based on Ambrx’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, those risks and uncertainties associated with: the continuing impact of the COVID-19 pandemic and other public health-related risks and events on Ambrx’s business, operations, strategy, goals and anticipated milestones; Ambrx’s ability to execute on its strategy including with respect to the timing of its R&D efforts, initiation of clinical trials and other anticipated milestones; risks associated with development of novel therapeutics, including potential delays in clinical trials and regulatory submissions and the fact that future clinical trial results may not be consistent with preliminary results or results from prior preclinical studies or clinical trials; Ambrx’s ability to fund operations as anticipated; and the additional risks and uncertainties set forth more fully under the caption “Risk Factors” in Ambrx’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on April 26, 2022, and elsewhere in Ambrx’s filings and reports with the SEC. Forward-looking statements contained in this press release are made as of this date, and Ambrx undertakes no duty to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Contacts

INVESTORS

Laurence Watts

Managing Director

Gilmartin Group, LLC.

619-916-7620

ir@ambrx.com

MEDIA

media@ambrx.com

Source: Ambrx, Inc.

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AMBRX BIOPHARMA INC

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited; In thousands, except share and per share data)

	For the Six Months Ended June 30,
	2022	2021
Revenues	$2,912	$5,132
Operating expenses:
Research and development	32,766	22,079
Impairment of intangible assets	9,660	—
General and administrative	9,393	8,355

Total operating expenses	51,819	30,434

Loss from operations	(48,907)	(25,302)
Other expense, net:
Investment income, net	223	—
Interest expense, net	(965)	—
Other expense, net	(124)	(13)
Change in fair value of redeemable noncontrolling interests	—	(3,903)

Total other expense, net	(866)	(3,916)

Loss before provision for income taxes	(49,773)	(29,218)
Provision for income taxes	(1,716)	(1)

Net loss	(51,489)	(29,219)
Less: net loss attributable to the redeemable noncontrolling interests	—	209

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(51,489)	$(29,010)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders—basic and diluted	$(0.19)	$(1.63)

Weighted-average ordinary shares used to compute net loss per share attributable to ordinary shareholders basic and diluted	270,142,269	17,748,713

Other comprehensive loss, net of tax:
Net loss	$(51,489)	$(29,219)
Foreign currency translation adjustment	—	(18)

Comprehensive loss	(51,489)	(29,237)
Add: Unrealized loss on marketable debt securities, available-for-sale	(217)	—
Less: Comprehensive loss attributable to the redeemable noncontrolling interests	—	208

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(51,706)	$(29,029)

AMBRX BIOPHARMA INC.

Condensed Consolidated Balance Sheets

(Unaudited; In thousands, except share data)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$65,642	$170,064
Restricted cash	831	842
Marketable debt securities, available-for-sale	45,251	—
Accounts receivable, net	1,466	1,239
Prepaid expenses and other current assets	7,816	4,661

Total current assets	121,006	176,806
Marketable debt securities, available-for-sale, net of current portion	18,827	—
Property and equipment, net	3,146	2,984
Right-of-use assets, net	11,860	12,737
Intangible assets, net	25,565	35,962
Other long-term assets	466	530

Total assets	$180,870	$229,019

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,696	$5,272
Accrued liabilities	15,585	14,125
Operating lease liabilities, current portion	1,320	915
Deferred revenue, current portion	3,137	4,267

Total current liabilities	25,738	24,579
Operating lease liabilities, net of current portion	11,251	12,212
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,109	1,381

Total liabilities	38,978	39,052
Shareholders’ Equity:
Ordinary Shares, par value $0.0001; 500,000,000 shares authorized at June 30, 2022 and December 31, 2021; 270,328,483 and 270,120,548 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	27	27
Additional paid-in capital	407,993	404,362
Accumulated other comprehensive loss	(1,007)	(790)
Accumulated deficit	(265,121)	(213,632)

Total shareholders’ equity	141,892	189,967

Total liabilities and shareholders’ equity	$180,870	$229,019